APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Detroit Style Inc.

Balance Sheet - unaudited

For the period ended April 30th, 2021

		Current Period 4/30/2021		
ASSETS				
Current Assets:				
Cash	$	-		
Petty Cash		-		
Accounts Receivables		-		
Inventory		-		
Prepaid Expenses		-		
Employee Advances		-		
Temporary Investments		-		
Total Current Assets		-		
Fixed Assets:				
Land		-		
Buildings		-		
Furniture and Equipment		-		
Computer Equipment		-		
Vehicles		-		
Less: Accumulated Depreciation		-		
Total Fixed Assets		-		
Other Assets:				
Trademarks		-		
Patents		-		
Security Deposits		-		
Other Assets		-		
Total Other Assets		-		

TOTAL ASSETS	$	-	
LIABILITIES			
Current Liabilities:			
Accounts Payable	$	-	
Business Credit Cards		-	
Sales Tax Payable		-	
Payroll Liabilities		-	
Other Liabilities		-	
Current Portion of Long-Term Debt		-	
Total Current Liabilities		-	
Long-Term Liabilities:			
Notes Payable		-	
Mortgage Payable		-	
Less: Current portion of Long-term debt		-	
Total Long-Term Liabilities		-	
EQUITY			
Capital Stock/Partner's Equity		-	
Opening Retained Earnings		-	
Dividends Paid/Owner's Draw		-	
Net Income (Loss)		-	
Total Equity		-	
TOTAL LIABILITIES & EQUITY	$	-	
Balance Sheet Check		-	

I, Mark Louis Slaughter, certify that:

1. The financial statements of Detroit Style Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Detroit Style Inc. has not been included in this Form as Detroit Style Inc. was formed on 05/06/2021 and has not filed a tax return to date.

Signature   _____

Name: Mark Louis Slaughter

Title: President